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___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
ALLEGHENY ENERGY, INC. et. al.     :
                                   :    CERTIFICATE
         File No. 70-8411          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    SEPTEMBER 30, 2000
      Company Act of 1935)         :
___________________________________:




           Through September 30, 2000, Allegheny Energy, Inc. (Allegheny) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $81,978,981. See attached consolidated financial statements for the quarter ended September 30, 2000. During the third quarter of 2000, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the third quarter of 2000 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

              Allegheny    Ventures   provided    engineering,
        consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, Allegheny Ventures and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

            Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.


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  C.    EWGs and FUCOs

            Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the first quarter. As of the end of the third quarter of 2000, Allegheny Ventures has invested $4,223,612 in LAEEF.

  D.    Real Estate Activities

            Allegheny  Ventures is engaged in  various  land
        management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

  E.   Development Activities

             Allegheny   Ventures   is   investigating   the
        development of distributed generation and forming strategic alliances with equipment manufacturers and suppliers.

II.          Guarantees  or  assumption  of  liabilities  by
  Allegheny   on  behalf  of  Allegheny  Ventures   or   its
  subsidiaries

           None.

III.    Services Provided by Allegheny Ventures to Associate
Companies

            Except as stated above, Allegheny Ventures did not provide any services to associate companies during the third quarter of 2000.


IV.     Factoring Activities

             Allegheny   Ventures  did   not   perform   any
        activities   associated  with   the   factoring   of
        accounts receivable in the third quarter of 2000.

                               ALLEGHENY ENERGY, INC.

                               By  /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President


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                               ALLEGHENY VENTURES, INC.



                               By  /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President


Dated:  November 29, 2000